SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                              SCHEDULE 13E-3/A NO.3

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         FIRSTCITY FINANCIAL CORPORATION
                         -------------------------------
                              (Name of the Issuer)


                         FIRSTCITY FINANCIAL CORPORATION
                         -------------------------------
                      (Name of Person(s) Filing Statement)


                             Special Preferred Stock
                           ($.01 par value per share)
                           --------------------------
                         (Title of Class of Securities)


                                   33761X 206
                                   ----------
                      (CUSIP Number of Class of Securities)

                                James R. Hawkins
                         FirstCity Financial Corporation
                               6400 Imperial Drive
                                Waco, Texas 76712
                                 (254) 751-1750
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                                 Steven D. Rubin
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002

     This statement is filed in connection with (check the appropriate box):

      a.   [ ]    The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13E-3(c) under the Securities Exchange Act of 1934.

      b.   [ ]    The filing of a registration statement under the Securities
                  Act of 1933.

      c.   [X]    A tender offer.

      d.   [ ]    None of the above.

      Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: [ ]



HOFS02...:\92\54892\0009\1848\SCH8057J.23A
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                             INTRODUCTORY STATEMENT

      This Amendment No. 3 amends and supplements the Rule 13E-3 Transaction Statement (the "Schedule 13E-3") filed with the Securities and Exchange Commission ("the "Commission") on June 19, 1997, as amended by the Schedule 13E-3/A No. 1 filed with the Commission on July 22, 1997, and by the Schedule 13E-3/A No. 2 filed with the Commission on July 30, 1997, by FirstCity Financial Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase all of the outstanding shares of Special Preferred Stock of the Company, upon the terms and subject to the conditions set forth in the Offer to Exchange dated June 18, 1997, as amended by the Supplement to Offer to Exchange dated July 25, 1997 (the "Offer to Exchange"), and in the related Letter of Transmittal (which together constitute the "Offer").

      This Amendment No. 3 reflects the results of the Offer, which expired at 5:00 p.m. New York City time on August 4, 1997, as revealed by press release, dated August 5, 1997 (the "Press Release").

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13E-3 or in the Offer to Exchange.

      The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of information included in response to the Items of this Amendment in the Schedule 13E-4, as amended.






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
                              Cross Reference Sheet


   Item in                                          Location in
Schedule 13E-3                                Related Schedule 13E-4
--------------                                ----------------------

Item 16............................................  Item 8(e)
Item 17(d).........................................  Item 9(a)










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
ITEM 16.  ADDITIONAL INFORMATION

               As set forth in the Press Release, dated August 5, 1997, which is attached hereto as Exhibit (d)(8) and the complete text of which is incorporated herein by reference, approximately 1,066,000 shares of Special Preferred Stock were tendered and not withdrawn prior to August 4, 1997, the date on which the Offer expired.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

               99.(d)(8) Press Release, dated August 5, 1997.




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
                                    SIGNATURE



      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     FirstCity Financial Corporation

                                     By:   /s/ James R. Hawkins
                                         -------------------------------------
                                     Name: James R. Hawkins
                                    Title: Chairman of the Board,
                                           Chief Executive Officer and
                                           Director


August 8, 1997





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
                                 EXHIBIT INDEX


Exhibit No.              Description
-----------              -----------

99.(d)(8)                Press Release, dated August 5, 1997.